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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                             -----------------------

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)
[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:  December 31, 2005

SEC FILE NUMBER: 333-65318

CUSIP NUMBER:  74049P102


PART I - REGISTRANT INFORMATION

Full Name of Registrant:  PREMIER DEVELOPMENT & INVESTMENT, INC.
                          --------------------------------------

           8910 North Dale Mabry Hwy., Suite 37, Tampa, Florida  33614
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 (Address of Principal Executive Office Street and Number, City, State and Zip)


PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box is appropriate)

[x] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below unreasonable detail the reasons why the Form 10-K, 11-K, 10-Q, NSAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


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     Due to time constraints on the Registrant's accounting firm, the Registrant has not yet received its completed audited financial statements required to complete its Annual Report on SEC Form 10-KSB.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

J. Scott Sitra          (813) 932-6822

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to filed such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated significant change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Premier had limited material ongoing operations during fiscal 2004. Thus, because Premier had an entire fiscal year of material ongoing operations and underwent a capital restructuring during the second half of fiscal 2005, the results that will be reported will be materially different from the prior fiscal year.


                     PREMIER DEVELOPMENT & INVESTMENT, INC.
                     --------------------------------------------
                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunder duly authorized.

Date:  March 29, 2006

By:  /s/ J. Scott Sitra
     -------------------------------------
     J. Scott Sitra
     President and Chief Executive Officer




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